March 27, 2014

Re:	Member of the Board of Directors of Chimerix, Inc.

Dear Lisa:

It is my sincere pleasure, on behalf of Chimerix, Inc. (“Chimerix”), to offer you a position as a member of the Board of Directors (the “Board”) of Chimerix, contingent and effective upon your formal acceptance of this offer, which shall be evidenced by you signing below.

As compensation for your service as a member of the Board, you will receive a $35,000 annual retainer. You will also be granted a nonqualified stock option to purchase 18,000 shares of common stock pursuant to our 2013 Equity Incentive Plan (the “Plan”), at an exercise price equal to the closing price of Chimerix’s common stock on the date of grant, which would occur concurrently with your acceptance of this offer. One-fourth of the shares subject to this option will vest on the one year anniversary of the date of grant and the balance of the shares will vest in a series of 36 equal monthly installments thereafter, such that the option will be fully vested on the fourth anniversary of the date of grant, subject to your continued service.

With your continued service on the Board you will be compensated in accordance with the terms of the Chimerix, Inc. Non-Employee Director Compensation Policy. Chimerix will also reimburse you for reasonable out-of-pocket travel expenses incurred in connection with your attendance at Board meetings.

If the terms of this letter are acceptable to you and you agree to serve as a member of the Board, please sign and date this letter below and return it to us via PDF, retaining a copy for your records.

Very truly yours,

/s/ Kenneth I. Moch

Kenneth I. Moch

President, Chief Executive Officer and Director

Chimerix, Inc.

Accepted and agreed:

/s/ Lisa Ricciardi
Lisa Ricciardi

Date: 3/31/2014